EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Royal Gold, Inc. for the registration  of Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated August 7, 2014, with respect to the consolidated financial statements of Royal Gold, Inc., and the effectiveness of internal control over financial reporting of Royal Gold, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

April 30, 2015